Exhibit 99.1

China Online Education Group Announces Third Quarter 2020 Results

Third quarter net revenues increased by 31.8% year-over-year

Third quarter GAAP/non-GAAP net margin were 5.9%/7.1% respectively

BEIJING, Nov. 23, 2020 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operating Highlights

•                      Net revenues were RMB538.5 million (US$79.3 million), a 31.8% increase from RMB408.7 million for the third quarter of 2019.

•                      Gross margin was 72.8%, compared with 71.6% for the third quarter of 2019.

•                      GAAP net income was RMB31.6 million, representing GAAP net margin of 5.9%, compared with GAAP net loss RMB5.8 million and GAAP net margin of negative 1.4% for the third quarter of 2019.

•                      Non-GAAP net income1, which is a non-GAAP measure that excludes share-based compensation, was RMB38.5million, representing non-GAAP net margin of 7.1% compared with non-GAAP net loss RMB2.3 million and non-GAAP net margin of negative 0.6% for the third quarter of 2019.

•                      Operating cash inflow was RMB186.1 million (US$27.4 million), compared with RMB123.2 million operating cash inflow for the third quarter of 2019.

•                      Cash, cash equivalents, time deposits and short-term investments balance reached RMB1,592.5 million (US$234.5 million) as of September 30, 2020.

•                      Gross billings2 were RMB728.4 million (US$107.3 million), a 33.1% increase from RMB547.3 million for the third quarter of 2019.

	For the three months ended
	Sep. 30,	Sep. 30,	Y-o-Y
Key Financial and Operating Data	2019	2020	Change
Net Revenues (in RMB millions)	408.7	538.5	31.8%
K-12 one-on-one mass market offering	323.1	471.8	46.0%
K-12 small class offering	25.8	25.4	(1.3)%
One-on-One others	59.8	41.3	(30.9)%

Gross billings (in RMB millions)	547.3	728.4	33.1%
K-12 one-on-one mass market offering	504.6	692.2	37.2%
K-12 small class offering	8.7	10.6	21.8%
One-on-One others	34.0	25.6	(24.7)%

Active students[3] (in thousands)	258.2	338.0	30.9%

1For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

 2Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

3An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“We are pleased to deliver another robust quarter of solid financial and operating results. Our third quarter performance proves the merits of our strategy focused on the K-12 one-on-one mass market offering in non-tier-one cities4 and showcases our ability to execute our initiatives,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Highlights of the quarter included net revenues reaching RMB538.5 million, up 31.8% year-over-year, surpassing the top end of our guidance, with contribution from our K-12 one-on-one mass market offering growing by 46.0% year-over-year to hit RMB471.8 million. Moreover, the number of active students on our platform in the third quarter grew to 338,000, up 30.9% compared to the third quarter in 2019.

“Clearly families across China are gaining greater familiarity and comfort with online learning channels and recognizing the strong value we provide. As they do, they are sharing their positive experiences with their friends and our high-quality brand reputation is spreading.

“In October, we were honored to be invited as the only online education enterprise to join the 2020 China Annual Conference for International Education and provide key inputs for future guidelines and requirements for online foreign teachers in China. At the conference, we signed a framework agreement with the China Education Association for International Exchange to jointly create recruiting and training standards for online foreign teachers. These standards will become part of China Ministry of Education’s policies regulating online foreign teachers. We are excited to be part of this national level working group. We look forward to sharing our experience working with thousands of online foreign teachers, and helping shape the future of our industry.”

Mr. Huang further added, “Also in October, we hosted our 2020 Sino-Philippines Educational Exchanges Seminar attended by education and government leaders, including the ambassadors from China and the Philippines. Through live streaming, we engaged over 5,000 people from China and the Philippines to celebrate 45th anniversary of the establishment of diplomatic relations between the two countries, showing mutual cooperation and our positive role in cross-border relations. This video received the Guinness World Records award for ‘the largest online video album of people waving.’

“In conclusion, our K-12 one-on-one mass market non-tier-one city strategy is working, our teams are executing and the ground work we’ve laid is allowing us to take advantage of more and more market opportunities. With these pieces in place, we will continue to drive sustained long-term growth and maintain balanced bottom line profitability.” concluded Mr. Huang.

“As COVID-19 was under control in China and people’s lives were getting back to normal, we continued our growth momentum in the third quarter, achieving strong topline increment coupled with another quarter of profitability, our fourth consecutive profitable quarter. As the demand for online education continues to accelerate, our strategy to pursue balanced growth is delivering as planned,” said Mr. Min Xu, Chief Financial Officer of 51Talk. “During the quarter, we increased non-GAAP sales and marketing expenses by 30.6% year-over-year to capture more market opportunities and increased non-GAAP product development expenses by 12.8% year-over-year to further improve our technology platform and curriculum. Despite the increase in expenses, we still recorded quarterly profitability, with non-GAAP net income coming in at RMB38.5 million. Excluding the RMB15.0 million favorable impact of coronavirus relief policies in the third quarter, our non-GAAP net profit margin would have been 4.4%. Additionally, our operating cash inflow reached another historical high of RMB186.1 million. Looking ahead, we will continue on our pathway of sustained growth in this rapidly developing market and executing our strategies to bring strong value proposition to our students.”

4Tier-one cities include Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin

Third Quarter 2020 Financial Results

Net Revenues

Net revenues for the third quarter of 2020 were RMB538.5 million (US$79.3 million), a 31.8% increase from RMB408.7 million for the same quarter last year. The increase was primarily attributed to the increases in the number of active students. The number of active students in the third quarter of 2020 was 338,000, a 30.9% increase from 258,200 for the same quarter last year. The average revenue per active student in the third quarter of 2020 increased by 0.7% year-over-year.

Net revenues from one-on-one offerings for the third quarter of 2020 were RMB513.0 million (US$75.6 million), a 34.0% increase from RMB382.9 million for the same quarter last year. Net revenues from small class offerings for the third quarter of 2020 were RMB25.4 million (US$3.7 million), a 1.3% decrease from RMB25.8 million for the same quarter last year.

Cost of Revenues

Cost of revenues for the third quarter of 2020 was RMB146.7 million (US$21.6 million), a 26.5% increase from RMB116.0 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020. The impact of coronavirus policies on cost of revenues was RMB0.3 million in the third quarter. Excluding the impact, total cost of revenues for the third quarter would have been RMB147.0 million (US$21.7 million), representing a 26.7% year-over-year increase.

Cost of revenues of one-on-one offerings for the third quarter of 2020 was RMB137.4 million (US$20.2 million), a 31.3% increase from RMB104.6 million for the same quarter last year. Cost of revenues of small class offering for the third quarter of 2020 was RMB9.3 million (US$1.4 million), an 18.4% decrease from RMB11.3 million for the same quarter last year.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2020 was RMB391.8 million (US$57.7 million), a 33.9% increase from RMB292.7 million for the same quarter last year. Gross margin for the third quarter of 2020 was 72.8%, compared with 71.6% for the same quarter last year.

Excluding the positive impact of the coronavirus related exemption of employer obligation on social security contributions, gross profit and gross margin for the third quarter would have been RMB391.5 million (US$57.7 million) and 72.7% respectively.

Gross margin for one-on-one offerings in the third quarter of 2020 was 73.2%, compared with 72.7% for the same quarter last year. The increase was mainly attributable to improve the efficiency of American Academy lessons. 51Talk’s small class offering gross margin for the third quarter of 2020 was 63.6%, compared with 56.0% for the third quarter of 2019. The increase was mainly due to a favorable mix of higher margin products.

Operating Expenses

Total operating expenses for the third quarter of 2020 were RMB379.6 million (US$55.9 million), a 26.8% increase from RMB299.4 million for the same quarter last year. The increase was the result of an increase in sales and marketing expenses, general and administrative expenses, and product development expenses.

Sales and marketing expenses for the third quarter of 2020 were RMB282.8 million (US$41.7 million), a 31.3% increase from RMB215.4 million for the same quarter last year. The increase was mainly due to higher marketing and branding expenses and higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2020 were RMB280.6 million (US$41.3 million), a 30.6% increase from RMB214.8 million for the same quarter last year. Non-GAAP sales and marketing expenses, excluding branding expenses, were 31.8% of the gross billings for the third quarter of 2020, compared with 32.6 % for the same quarter last year. The impact of coronavirus policy related exemption of employer obligation on social security contributions on sales and marketing expense was RMB5.5 million in the third quarter. Excluding the impact, sales and marketing expenses for the third quarter would have been RMB288.3 million (US$42.5 million), representing a 33.8% year-over-year increase.

Product development expenses for the third quarter of 2020 were RMB43.8 million (US$6.4 million), a 14.0% increase from RMB38.4 million for the same quarter last year. The increase was primarily due to higher product development personnel costs related to increases in both the number of personnel and average salary. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2020 were RMB42.1 million (US$6.2 million), an 12.8% increase from RMB37.3 million for the same quarter last year. The impact of COVID-19 policy related exemption of employer obligation on social security contributions on product development expenses was RMB0.7 million in the third quarter. Excluding the impact, product development expenses for the third quarter would have been RMB44.5 million (US$6.6 million), representing a 15.9% year-over-year increase.

General and administrative expenses for the third quarter of 2020 were RMB53.0 million (US$7.8 million), a 16.2% increase from RMB45.6 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs related to increases in the number of personnel. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2020 were RMB50.0 million (US$7.4 million), a 14.2% increase from RMB43.8 million for the same quarter last year. The impact of coronavirus policy related exemption of employer obligation on social security contributions on general and administrative expenses was RMB0.9 million in the third quarter. Excluding the impact, general and administrative expenses for the third quarter would have been RMB53.9 million (US$7.9 million), representing a 18.2% year-over-year increase.

Other income

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the State Taxation Administration exempted a wide range of consumer services from value added tax (VAT) from January 2020. The income obtained by taxpayers from providing essential services shall be exempt from VAT. The favorable impact of coronavirus relief policies was RMB7.6 million in the third quarter.

On September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, the taxpayers engaging in the provision of essential services are allowed to deduct an extra 15% of the deductible input tax for the current period from the payable tax. The impact of the policy of additional value-added tax credit for the income generated by the life services provided by enterprises was RMB1.7 million in the third quarter.

Income/(loss) from Operations

Operating income for the third quarter of 2020 was RMB21.4 million (US$3.2 million), compared with loss from operations of RMB6.7 million for the same quarter last year. Operating income margin for the third quarter was 4.0%, compared with operating margin of negative 1.6% for the same quarter last year.

Non-GAAP operating income for the third quarter of 2020 was RMB28.3 million (US$4.2 million), compared with non-GAAP loss from operations of RMB3.3 million for the same quarter last year. Non-GAAP operating income margin for the third quarter was 5.3%, compared with non-GAAP operating margin of negative 0.8% for the same quarter last year.

The total favorable impact of coronavirus relief policies was RMB15.0 million in the third quarter, including impact of coronavirus policy related exemption of employer obligation on social security contributions on income from operations of RMB7.4 million, in addition to coronavirus policy related VAT exemption of RMB7.6 million. Excluding the favorable impact, operating income and non-GAAP operating income for the third quarter would have been RMB6.4 million (US$0.9 million) and RMB13.3 million (US$2.0 million) respectively, representing 1.2% GAAP operating margin and 2.5% non-GAAP operating margin.

Net income/(loss)

Net income for the third quarter of 2020 was RMB31.6 million (US$4.7 million), compared with net loss of RMB5.8 million for the same quarter last year.  Net margin for the third quarter was 5.9%, compared with net margin of negative 1.4% for the same quarter last year.

Non-GAAP net income for the third quarter of 2020 was RMB38.5 million (US$5.7 million), compared with non-GAAP loss of RMB2.3 million for the same quarter last year. Non-GAAP net margin for the third quarter was 7.1%, compared with non-GAAP net margin of negative 0.6% for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB15.0 million in the third quarter. Excluding the favorable impact, net income and non-GAAP net income for the third quarter would have been RMB16.6 million (US$2.4 million) and RMB23.5 million (US$3.5 million), representing net margin of 3.1% and 4.4% respectively.

Basic net income per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2020 was RMB1.46 (US$0.22), compared with basic net loss per ADS of RMB0.28 for the same quarter last year. Diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB1.38 (US$0.20), compared with diluted net loss per ADS of RMB0.28 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB1.78 (US$0.26), compared with non-GAAP basic net loss per ADS attributable to ordinary shareholders of RMB0.11 for the same quarter last year. Non-GAAP diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB1.68 (US$0.25), compared with non-GAAP diluted net loss per ADS attributable to ordinary shareholders of RMB0.11 for the same quarter last year.

The favorable impact of coronavirus relief policies was RMB15.0 million in the third quarter. Excluding the favorable impact, basic net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB0.77 (US$0.11) and non-GAAP basic net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB1.09 (US$0.16).

Excluding the favorable impact, diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB0.72 (US$0.11) and non-GAAP diluted net income per ADS attributable to ordinary shareholders for the third quarter of 2020 was RMB1.02 (US$0.15).

Balance Sheet

As of September 30, 2020, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB1,592.5 million (US$234.5 million), compared with RMB1,053.4 million as of December 31, 2019. As a part of cash, cash equivalents, time deposits and short-term investments, the Company had non-current time deposits of RMB554.7 million (US$81.7 million), compared with RMB113.4 million as of December 31, 2019.

The Company had advances from students5 (current and non-current) of RMB2,568.6 million (US$378.3 million) as of September 30, 2020, compared with RMB2,186.6 million as of December 31, 2019.

Outlook

We cannot predict whether the incremental revenue boost from students spending more time at home amidst the COVID-19 outbreak will continue during the remainder of 2020.  However, based on latest information available at the time of this release, for the fourth quarter of 2020, the Company currently expects net revenues to be between RMB525 million to RMB530 million, which would represent an increase of approximately 32.2% to 33.4% from RMB397.2 million for the same quarter last year;

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Share Repurchase Program

On September 8, 2020, 51Talk announced that its board of directors had authorized a share repurchase program of up to US$20.0 million between September 8, 2020 and September 7, 2021. As of November 19, 2020, the Company had repurchased 69,852 ADSs for approximately US$1.7 million under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 23, 2020 (9:00 PM Beijing/Hong Kong time on November 23, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 15 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until November 30, 2020, by dialing the following telephone numbers:

5“Advances from students”, which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”.

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10150031

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1 (212) 481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sep. 30,	Sep. 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	342,951	327,429	48,225
Time deposits	144,093	268,442	39,537
Short-term investments	452,936	441,884	65,082
Inventory	308	1,615	238
Prepaid expenses and other current assets	250,215	292,066	43,017
Total current assets	1,190,503	1,331,436	196,099

Non-current assets
Property and equipment, net	20,336	21,361	3,146
Intangible assets, net	9,918	8,101	1,193
Goodwill	4,223	4,223	622
Right-of-use assets	56,638	67,969	10,011
Time deposits	113,415	554,715	81,701
Other non-current assets	6,784	18,809	2,770
Total non-current assets	211,314	675,178	99,443

Total assets	1,401,817	2,006,614	295,542

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Short-term loan	16,578	—	—
Advances from students	2,181,808	2,565,883	377,914
Accrued expenses and other current liabilities	166,955	212,910	31,358
Lease liability	31,550	38,172	5,622
Taxes payable	21,661	25,335	3,731
Total current liabilities	2,418,552	2,842,300	418,625

Non-current liabilities
Advances from students	4,783	2,691	396
Lease liability	23,545	29,187	4,299
Other non-current liabilities	1,595	1,821	268
Total non-current liabilities	29,923	33,699	4,963

Total liabilities	2,448,475	2,875,999	423,588

Total shareholders’ deficit	(1,046,658)	(869,385)	(128,046)

Total liabilities and shareholders’ deficit	1,401,817	2,006,614	295,542

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues[6]	408,662	493,471	538,466	79,307	1,081,339	1,519,021	223,728
Cost of revenues	(115,988)	(143,560)	(146,692)	(21,605)	(329,275)	(434,283)	(63,963)
Gross profit	292,674	349,911	391,774	57,702	752,064	1,084,738	159,765
Operating expenses
Sales and marketing expenses	(215,415)	(239,894)	(282,846)	(41,659)	(590,071)	(751,127)	(110,629)
Product development expenses	(38,396)	(38,616)	(43,769)	(6,446)	(120,459)	(118,252)	(17,417)
General and administrative expenses	(45,598)	(53,902)	(53,007)	(7,807)	(147,146)	(157,598)	(23,212)
Total operating expenses	(299,409)	(332,412)	(379,622)	(55,912)	(857,676)	(1,026,977)	(151,258)
Other income	—	9,628	9,259	1,364	—	35,648	5,250
(Loss)/income from operations	(6,735)	27,127	21,411	3,154	(105,612)	93,409	13,757
Interest income	5,070	8,735	10,485	1,544	11,677	26,797	3,947
Interest expense and other expenses, net	(2,692)	(1,337)	1,287	190	(7,533)	(259)	(38)
(Loss)/income before income tax expenses	(4,357)	34,525	33,183	4,888	(101,468)	119,947	17,666
Income tax expenses	(1,431)	(1,759)	(1,598)	(235)	(3,761)	(4,804)	(708)
Net (loss)/income, all attributable to the Company’s ordinary shareholders	(5,788)	32,766	31,585	4,653	(105,229)	115,143	16,958

Weighted average number of ordinary shares used in computing basic (loss)/earnings per share	308,834,290	317,793,905	323,676,655	323,676,655	307,455,221	318,242,591	318,242,591

Weighted average number of ordinary shares used in computing diluted (loss)/earnings per share	308,834,290	340,457,526	344,208,745	344,208,745	307,455,221	340,543,022	340,543,022

6 By performing our last year-end financial closing procedures, we discovered an oversight in our process for evaluating the status of lessons that caused us to overstate net revenues during 2018 and in interim periods of 2019. The amounts were reflecting RMB2.9 million (including RMB 2.5 million out-of-period adjustment attributed to the year of 2018) , RMB0.8 million and RMB0.5 million decreases to net revenues for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019, respectively.  Based on our quantitative and qualitative analysis, we do not consider the out of period impact to be material to our financial position or results of operations for any prior periods or for the quarter or year ended December 31, 2019.

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.02)	0.10	0.10	0.01	(0.34)	0.36	0.05
diluted	(0.02)	0.10	0.09	0.01	(0.34)	0.34	0.05
Net (loss)/earnings per ADS attributable to ordinary shareholders
basic	(0.28)	1.55	1.46	0.22	(5.13)	5.43	0.80
diluted	(0.28)	1.44	1.38	0.20	(5.13)	5.07	0.75
Comprehensive (loss)/income:
Net (loss)/income	(5,788)	32,766	31,585	4,653	(105,229)	115,143	16,958
Other comprehensive (loss)/income
Foreign currency translation adjustments	8,439	917	(12,229)	(1,801)	9,404	(6,768)	(997)
Total comprehensive (loss)/income	2,651	33,683	19,356	2,852	(95,825)	108,375	15,961

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(609)	(2,447)	(2,211)	(326)	(2,012)	(6,960)	(1,025)
Product development expenses	(1,063)	(1,637)	(1,660)	(244)	(3,254)	(3,196)	(471)
General and administrative expenses	(1,800)	(2,785)	(3,001)	(442)	(7,727)	(9,786)	(1,441)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses	(215,415)	(239,894)	(282,846)	(41,659)	(590,071)	(751,127)	(110,629)
Less: Share-based compensation expenses	(609)	(2,447)	(2,211)	(326)	(2,012)	(6,960)	(1,025)
Non-GAAP sales and marketing expenses	(214,806)	(237,447)	(280,635)	(41,333)	(588,059)	(744,167)	(109,604)

Product development expenses	(38,396)	(38,616)	(43,769)	(6,446)	(120,459)	(118,252)	(17,417)
Less: Share-based compensation expenses	(1,063)	(1,637)	(1,660)	(244)	(3,254)	(3,196)	(471)
Non-GAAP product development expenses	(37,333)	(36,979)	(42,109)	(6,202)	(117,205)	(115,056)	(16,946)

General and administrative expenses	(45,598)	(53,902)	(53,007)	(7,807)	(147,146)	(157,598)	(23,212)
Less: Share-based compensation expenses	(1,800)	(2,785)	(3,001)	(442)	(7,727)	(9,786)	(1,441)
Non-GAAP general and administrative expenses	(43,798)	(51,117)	(50,006)	(7,365)	(139,419)	(147,812)	(21,771)

Operating expenses	(299,409)	(332,412)	(379,622)	(55,912)	(857,676)	(1,026,977)	(151,258)
Less: Share-based compensation expenses	(3,472)	(6,869)	(6,872)	(1,012)	(12,993)	(19,942)	(2,937)
Non-GAAP operating expenses	(295,937)	(325,543)	(372,750)	(54,900)	(844,683)	(1,007,035)	(148,321)

(Loss)/income from operations	(6,735)	27,127	21,411	3,154	(105,612)	93,409	13,757
Less: Share-based compensation expenses	(3,472)	(6,869)	(6,872)	(1,012)	(12,993)	(19,942)	(2,937)
Non-GAAP (loss)/income from operations	(3,263)	33,996	28,283	4,166	(92,619)	113,351	16,694

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income tax expenses	(1,431)	(1,759)	(1,598)	(235)	(3,761)	(4,804)	(708)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—	—
Non-GAAP income tax expenses	(1,431)	(1,759)	(1,598)	(235)	(3,761)	(4,804)	(708)

Net (loss)/income, all attributable to the Company’s ordinary shareholders	(5,788)	32,766	31,585	4,653	(105,229)	115,143	16,958
Less: Share-based compensation expenses	(3,472)	(6,869)	(6,872)	(1,012)	(12,993)	(19,942)	(2,937)
Non-GAAP net (loss)/income, all attributable to the Company’s ordinary shareholders	(2,316)	39,635	38,457	5,665	(92,236)	135,085	19,895

Weighted average number of ordinary shares used in computing basic (loss)/earnings per share	308,834,290	317,793,905	323,676,655	323,676,655	307,455,221	318,242,591	318,242,591

Weighted average number of ordinary shares used in computing diluted (loss)/earnings per share	308,834,290	340,457,526	344,208,745	344,208,745	307,455,221	340,543,022	340,543,022

Non-GAAP net (loss)/earnings per share attributable to ordinary shareholders
basic	(0.01)	0.12	0.12	0.02	(0.30)	0.42	0.06
diluted	(0.01)	0.12	0.11	0.02	(0.30)	0.40	0.06

Non-GAAP net (loss)/earnings per ADS attributable to ordinary shareholders
basic	(0.11)	1.87	1.78	0.26	(4.50)	6.37	0.94
diluted	(0.11)	1.75	1.68	0.25	(4.50)	5.95	0.88

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for percentages)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
One-on-one offerings	382,896	464,926	513,039	75,562	994,943	1,442,389	212,441
Small class offerings	25,766	28,545	25,427	3,745	86,396	76,632	11,287
Total net revenues	408,662	493,471	538,466	79,307	1,081,339	1,519,021	223,728

Cost of revenues
One-on-one offerings	(104,639)	(131,818)	(137,436)	(20,242)	(287,907)	(402,861)	(59,335)
Small class offerings	(11,349)	(11,742)	(9,256)	(1,363)	(41,368)	(31,422)	(4,628)
Total cost of revenues	(115,988)	(143,560)	(146,692)	(21,605)	(329,275)	(434,283)	(63,963)

Gross profit
One-on-one offerings	278,257	333,108	375,603	55,320	707,036	1,039,528	153,106
Small class offerings	14,417	16,803	16,171	2,382	45,028	45,210	6,659
Total gross profit	292,674	349,911	391,774	57,702	752,064	1,084,738	159,765

Gross margin
One-on-one offerings	72.7%	71.6%	73.2%	73.2%	71.1%	72.1%	72.1%
Small class offerings	56.0%	58.9%	63.6%	63.6%	52.1%	59.0%	59.0%
Total gross margin	71.6%	70.9%	72.8%	72.8%	69.5%	71.4%	71.4%

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses
One-on-one offerings	(203,848)	(225,226)	(272,441)	(40,127)	(548,508)	(713,177)	(105,040)
Small class offerings	(11,567)	(14,668)	(10,405)	(1,532)	(41,563)	(37,950)	(5,589)
Total sales and marketing expenses[7]	(215,415)	(239,894)	(282,846)	(41,659)	(590,071)	(751,127)	(110,629)

Product development expenses
One-on-one offerings	(34,028)	(35,102)	(41,582)	(6,124)	(105,431)	(108,666)	(16,005)
Small class offerings	(4,368)	(3,514)	(2,187)	(322)	(15,028)	(9,586)	(1,412)
Total product development expenses[8]	(38,396)	(38,616)	(43,769)	(6,446)	(120,459)	(118,252)	(17,417)

General and administrative expenses
One-on-one offerings	(42,251)	(50,509)	(50,587)	(7,451)	(133,030)	(148,393)	(21,856)
Small class offerings	(3,347)	(3,393)	(2,420)	(356)	(14,116)	(9,205)	(1,356)
Total general and administrative expenses[9]	(45,598)	(53,902)	(53,007)	(7,807)	(147,146)	(157,598)	(23,212)

Operating expenses
One-on-one offerings	(280,127)	(310,837)	(364,610)	(53,702)	(786,969)	(970,236)	(142,901)
Small class offerings	(19,282)	(21,575)	(15,012)	(2,210)	(70,707)	(56,741)	(8,357)
Total operating expenses	(299,409)	(332,412)	(379,622)	(55,912)	(857,676)	(1,026,977)	(151,258)

Other income
One-on-one offerings	—	7,884	7,794	1,148	—	31,214	4,597
Small class offerings	—	1,744	1,465	216	—	4,434	653
Total other income	—	9,628	9,259	1,364	—	35,648	5,250

(Loss)/income from operations
One-on-one offerings	(1,870)	30,155	18,787	2,766	(79,933)	100,506	14,802
Small class offerings	(4,865)	(3,028)	2,624	388	(25,679)	(7,097)	(1,045)
Total (loss)/income from operations	(6,735)	27,127	21,411	3,154	(105,612)	93,409	13,757

7 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB2,086 and RMB125 respectively for the third quarter of 2020, and RMB561 and RMB48 respectively for the third quarter of 2019.

8 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were RMB1,135 and RMB525 respectively for the third quarter of 2020, and RMB806 and RMB257 respectively for the third quarter of 2019.

9 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB2,960 and RMB41 respectively for the third quarter of 2020, and RMB1,784 and RMB16 respectively for the third quarter of 2019.